Exhibit 21.1

SUBSIDIARIES OF WATCHIT MEDIA, INC.

AS OF APRIL 28, 2006

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
bSmart.to LLC	Delaware limited liability company
Cotelligent USA, Inc.	California corporation
CZG Mobile Ventures, Inc.	Delaware corporation
Jas Concepts, Inc.	Pennsylvania corporation
Recency Media, Inc.	Delaware corporation
Recency Media USA, Inc.	Delaware corporation
R. Reed Business Systems Consulting, Inc.	Illinois corporation
Watchit Media USA, Inc.	Delaware corporation